UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 Commission File Number NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 11-K ☐ Form 20-F ☒ Form 10-Q

For Period Ended: September 30, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

PAINCARE HOLDINGS, INC.
Full Name of Registrant:

Former Name if Applicable:

1030 N. Orange Avenue, Ste. 105
Address of Principal Executive Office (Street and Number):

Orlando, FL 32801
City, State and Zip Code:

Part II – Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or portion thereof could not be filed within the prescribed time period.

The Registrant could not complete the Form 10-Q within the prescribed time because the Registrant effected numerous dispositions of physician practices during the quarter resulting in the need for additional time to complete the associated accounting and financial reporting.

Part IV – Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Mark Szporka	(407)	367-0944
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s): ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The financial statements of the Registrant for the three and nine months ended September 30, 2007 are included herein. A detailed explanation of the change between the foregoing periods and the corresponding periods in the prior fiscal year is contained in the Registrant’s Form 10-Q for the three months ended September 30, 2007, which was filed with the Securities and Exchange Commission immediately after the filing of this Form 12b-25.

PAINCARE HOLDINGS, INC.

Consolidated Balance Sheets

As of September 30, 2007 and December 31, 2006

	September 30, 2007	December 31, 2006
Assets
Current Assets
Cash	$434,766	$2,414,160
Accounts receivable, net	6,506,304	8,013,638
Note receivable	968,706	500,000
Deposits, prepaids and other	884,687	552,183
Deferred tax asset	14,052,953	1,605,278
Income tax receivable	1,525,318	4,135,375
Current assets of discontinued operations	—	13,898,821

Total current assets	24,372,734	31,119,455
Property and equipment, net	6,956,927	7,949,791
Goodwill, net	32,362,550	48,685,270
Other assets	993,753	3,602,071
Non-current assets of discontinued operations	—	72,597,394

Total assets	$64,685,964	$163,953,981

Liabilities and Stockholders’ Equity

Current liabilities
Accounts payable and accrued expenses	$6,732,193	$4,035,538
Interest payable	3,367,842	781,971
Acquisition consideration payable	659,575	4,026,209
Current portion of notes payable	7,819,663	34,053,378
Convertible debentures	12,983,796	12,415,480
Current portion of default put option	600,000	600,000
Current portion of capital lease obligation	1,098,369	1,374,030
Total current liabilities of discontinued operations	—	2,311,839

Total current liabilities	33,261,438	59,598,445

Capital lease obligations	1,142,897	1,696,642
Deferred tax liability, non-current	14,052,953	3,048,760
Non-current liabilities of discontinued operations	—	67,355

Total liabilities	48,457,288	64,411,202

Minority interest related to discontinued operations		2,191,797

Shareholders’ equity
Common stock, $.0001 par value. Authorized 200,000,000 shares; issued and outstanding 67,648,717 and 66,292,721 shares, respectively	6,765	6,629
Preferred stock, $.0001 par value. Authorized 10,000,000 shares; issued and outstanding -0- shares	—	—
Additional paid in capital	143,999,041	142,763,156
Retained earnings	(127,905,841)	(45,465,595)
Other comprehensive income	128,711	46,792

Total stockholders equity	16,228,676	97,350,982

Total liabilities and stockholders’ equity	$64,685,964	$163,953,981

PAINCARE HOLDINGS, INC.

Consolidated Statements of Operations

For the Three and Nine Months Ended September 30, 2007 and 2006 (unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2007	2006	2007	2006
Consolidated Statement of Operations
Revenues:
Pain Mgmt.	$3,560,198	$4,166,093	$12,212,591	$13,565,575
Surgery	775,899	1,189,135	2,258,355	4,027,780
Ancillary	1,828,616	2,296,655	7,294,691	9,892,769

Total Revenues	6,164,713	7,651,883	21,765,637	27,486,124
Cost of revenues	3,290,924	2,873,577	10,273,478	7,407,288

Gross profit	2,873,789	4,778,306	11,492,159	20,078,836
General and administrative expense	6,655,957	8,345,006	22,221,145	17,118,583
Amortization expense	344,054	165,609	372,324	466,753
Impairment	9,386,893	—	19,328,879	—
Depreciation expense	391,571	394,396	1,168,426	1,146,060

Operating income (loss)	(13,904,686)	(4,126,705)	(31,598,615)	1,347,440
Interest income (expense)	(2,094,406)	(1,588,985)	(5,371,185)	(3,625,849)
Derivative benefit	—	8,558	—	10,501,509
Other income (expense)	(65,798)	43,589	(77,232)	418,262

Income (loss) from continuing operations before income taxes	(16,064,890)	(5,663,543)	(37,047,032)	8,641,362
Provision (benefit) for income taxes	700,259	165,571	(1,186,194)	1,958,900

Income (loss) from continuing operations, net of tax	(16,765,149)	(5,829,114)	(35,860,838)	6,682,462

Discontinued operations:
Income (loss) from discontinued operations (less applicable	—	—	—	—
income tax (provision) benefit of ($0), ( $1,529,919), ($10,129), ($4,897,785))	(975,546)	1,718,946	(12,673,145)	5,883,061
Loss on disposal of discontinued operations	(2,304,617)	—	(33,906,263)	—

Income (loss) from discontinued operations, net of tax	(3,280,163)	1,718,946	(46,579,408)	5,883,061
Income (loss) from operations before a cumulative effect of a change in accounting principle	(20,045,312)	(4,110,168)	(82,440,246)	12,565,523

Cumulative effect of a change in accounting principle (net of tax of $661,283)	—	—	—	991,925

Net income (loss)	$(20,045,312)	$(4,110,168)	$(82,440,246)	$13,557,448

Basic income (loss) per common share:
Income (loss) from continuing operations before cumulative effect of a change in accounting principle	$(.25)	$(.09)	$(.53)	$.10
Income (loss) from discontinued operations	$(.05)	$.03	$(.69)	$.09
Cumulative effect of a change in accounting principle	—	—	—	$.02

Net income (loss)	$(.30)	$(.06)	$(1.22)	$.21

Diluted income (loss) per common share:
Income (loss) from continuing operations before cumulative effect of a change in accounting principle	$(.25)	$(.09)	$(.53)	$.09
Income (loss) from discontinued operations	$(.05)	$.03	$(.69)	$.08
Cumulative effect of a change in accounting principle	—	—	—	$.01

Net income (loss)	$(.30)	$(.06)	$(1.22)	$.18

Basic weighted average common shares outstanding	67,563,753	64,482,619	67,061,322	64,040,150
Diluted weighted average common shares outstanding	67,563,753	64,482,619	67,061,322	74,166,535

PAINCARE HOLDINGS, INC.

(Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 13, 2007	By:	/s/ Mark Szporka
	Name:	Mark Szporka
	Title:	Chief Financial Officer